Exhibit 99.1

Aptorum Group Announces 1-for-10 Reverse Stock Split

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (the “Company”) a clinical stage biopharmaceutical company dedicated to tackling unmet medical needs in oncology, autoimmune and infectious diseases, today announced a 1-for-10 reverse stock split of the Company’s Class A Ordinary Shares, effective at 12:01 a.m. Eastern Time on January 23, 2023. The Company’s Class A Ordinary Shares is expected to commence trading on a split-adjusted basis when the markets open on January 23, 2023. The Company’s Class B Ordinary Shares shall also be split on a 1-for-10 reverse basis.

At the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) held on December 21, 2022, the Company’s shareholders approved grating the Company’s board of directors the right to implement a reverse stock split in which every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share. On January 6, 2023, the Company’s Board of Directors approved the 1-for-10 reverse split to be effective as of January 23, 2023.

The Company’s Board of Directors implemented the reverse stock split with the objective of regaining compliance with the $1.00 minimum bid price requirement of The Nasdaq Global Market. The Company has until May 16, 2023 to comply with this requirement. To comply with this requirement, the closing bid price of the Company’s Class A Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive business days prior to May 16, 2023. There is no guarantee the Company will meet the minimum bid price requirement.

The Company’s shares of Class A Ordinary Shares will continue to trade on the NASDAQ under the symbol “APM.” The new CUSIP number for the Company’s Class A Ordinary Shares post-reverse stock split is G6096M 114.

Upon the effectiveness of the reverse stock split, every 10 shares of the Company’s issued and outstanding Class A Ordinary Shares will automatically be converted into one share of Class A Ordinary Shares. Any fraction of a share of common stock that would be created as a result of the reverse stock split be rounded up to the next whole share.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22